Exhibit 99.1

NEWS RELEASE

Celanese Corporation Declares Common Share Dividend

DALLAS, January 6, 2011 – Celanese Corporation (NYSE:CE), a global technology and specialty materials company, today declared a quarterly dividend of $0.05 per share on its common stock, payable on February 1, 2011.

The dividend is payable for the period beginning November 2, 2010 and ending on and including January 31, 2011 to owners of record as of January 18, 2011.

Contacts:

Investor Relations	Media
Andy Green	W. Travis Jacobsen
Phone: +1 972 443 4965	Phone: +1 972 443 3750
Telefax: +1 972 443 8519	Telefax: +1 972 443 8519
Andy.Green@celanese.com	William.Jacobsen@celanese.com

About Celanese
Celanese Corporation is a global technology leader in the production of specialty materials and chemical products which are used in most major industries and consumer applications. Our products, essential to everyday living, are manufactured in North America, Europe and Asia. Known for operational excellence, sustainability and premier safety performance, Celanese delivers value to customers around the globe with best-in-class technologies. Based in Dallas, Texas, the company employs approximately 7,400 employees worldwide and had 2009 net sales of $5.1 billion, with approximately 73% generated outside of North America. For more information about Celanese Corporation and its global product offerings, visit www.celanese.com.